CALIBERCOS INC.

901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ 85258

March 10, 2025

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate and Construction

Re:	CaliberCos Inc. Offering Statement on Form 1-A

Filed December 5, 2024
File No. 024-12540

Dear Mr. Regan:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, CaliberCos Inc. hereby requests acceleration of the qualification date of the above-referenced Offering Statement on Form 1-A to 4:30 p.m., Eastern Time, on March 12, 2025, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Thomas J. Poletti, Esq., of Manatt, Phelps & Phillips, LLP at (714) 371-2501.

Sincerely,

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
John C. Loeffler, II
Chief Executive Officer

cc: Thomas Poletti, Manatt, Phelps & Phillips, LLP